FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of February 2009

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



February 26, 2009

--------------------------------------------------------------------------------

        NOTIFICATION WITH RESPECT TO ISSUANCE OF UNSECURED STRAIGHT BONDS
        -----------------------------------------------------------------

Tokyo - February 26, 2009 - Ricoh Company, Ltd.(TSE: 7752, "RICOH") (President &
CEO: Shiro Kondo) has determined the conditions for the issuance of its 6th, 7th and 8th Series of Unsecured Straight Bonds (with limited inter-bond pari passu clause) as outlined below.

                                     Details

1. 6TH SERIES OF RICOH COMPANY, LTD. UNSECURED STRAIGHT BONDS;
(1)  Issue amount: 20 billion yen in total
(2)  Denomination: 100 million yen
(3) Application of the Law Concerning Book-Entry Transfer of Corporate Bonds, Stocks, etc.: The provisions of the Law Concerning Book-Entry Transfer of Corporate Bonds, Stocks, etc. shall apply to each Bond.
(4)  Interest rate: 1.099% per annum
(5)  Issue price: 100.00 percent
(6)  Redemption price: 100.00 percent
(7)  Maturity: 3 years
     i. Maturity date: The principal of the Bonds shall be redeemed in a lump sum on March 2, 2012.
     ii. Purchase or cancel: The issuer may at any time purchase or cancel the Bonds from but excluding the payment date.
(8)  Interest payment dates: March 4 and September 4 of each year
                             (Initial interest payment date: September 4, 2009).
(9)  Offering period: Thursday, February 26, 2009
(10) Payment date: Wednesday, March 4, 2009
(11) Method of offering: Public offering
(12) Status of the Bonds: The Bonds constitute senior unsecured obligation of Ricoh Company, Ltd.
(13) Negative pledge: Applicable
(14) Underwriters: Nomura Securities Co., Ltd., Mitsubishi UFJ Securities Co., Ltd. and Daiwa Securities SMBC Co. Ltd.
(15) Fiscal agent and Issuing and Paying agent: The Bank of Tokyo - Mitsubishi UFJ, Ltd.
(16) Book-entry transfer institution: Japan Securities Depository Center, Inc.
(17) Rating: "AA" from Rating and Investment Information, Inc.

2. 7TH SERIES OF RICOH COMPANY, LTD. UNSECURED STRAIGHT BONDS;
(1)  Issue amount: 50 billion yen in total
(2)  Denomination: 100 million yen
(3) Application of the Law Concerning Book-Entry Transfer of Corporate Bonds, Stocks, etc.: The provisions of the Law Concerning Book-Entry Transfer of

     Corporate Bonds, Stocks, etc. shall apply to each Bond.
(4)  Interest rate: 1.393% per annum
(5)  Issue price: 100.00 percent
(6)  Redemption price: 100.00 percent
(7)  Maturity: 5 years
     i. Maturity date: The principal of the Bonds shall be redeemed in a lump sum on March 4, 2014.
     ii. Purchase or cancel: The issuer may at any time purchase or cancel the Bonds from but excluding the payment date.
(8)  Interest payment dates: March 4 and September 4 of each year
                             (Initial interest payment date: September 4, 2009).

(9)  Offering period: Thursday, February 26, 2009
(10) Payment date: Wednesday, March 4, 2009
(11) Method of offering: Public offering
(12) Status of the Bonds: The Bonds constitute senior unsecured obligation of Ricoh Company, Ltd.
(13) Negative pledge: Applicable
(14) Underwriters: Nomura Securities Co., Ltd., Mitsubishi UFJ Securities Co., Ltd. and Mizuho Securities Co., Ltd.
(15) Fiscal agent and Issuing and Paying agent: Mizuho Corporate Bank, Ltd.
(16) Book-entry transfer institution: Japan Securities Depository Center, Inc.
(17) Rating: "AA" from Rating and Investment Information, Inc.

3. 8TH SERIES OF RICOH COMPANY, LTD. UNSECURED STRAIGHT BONDS;
(1)  Issue amount: 15 billion yen in total
(2)  Denomination: 100 million yen
(3) Application of the Law Concerning Book-Entry Transfer of Corporate Bonds, Stocks, etc.: The provisions of the Law Concerning Book-Entry Transfer of Corporate Bonds, Stocks, etc. shall apply to each Bond.
(4)  Interest rate: 2.075% per annum
(5)  Issue price: 100.00 percent
(6)  Redemption price: 100.00 percent
(7)  Maturity: 10 years
     i. Maturity date: The principal of the Bonds shall be redeemed in a lump sum on March 4, 2019.
     ii. Purchase or cancel: The issuer may at any time purchase or cancel the Bonds from but excluding the payment date.
(8)  Interest payment dates: March 4 and September 4 of each year
                             (Initial interest payment date: September 4, 2009).
(9)  Offering period: Thursday, February 26, 2009
(10) Payment date: Wednesday, March 4, 2009
(11) Method of offering: Public offering
(12) Status of the Bonds: The Bonds constitute senior unsecured obligation of Ricoh Company, Ltd.

(13) Negative pledge: Applicable
(14) Underwriters: Nomura Securities Co., Ltd., Mitsubishi UFJ Securities Co., Ltd. and Daiwa Securities SMBC Co. Ltd.
(15) Fiscal agent and Issuing and Paying agent: The Bank of Tokyo - Mitsubishi UFJ, Ltd.
(16) Book-entry transfer institution: Japan Securities Depository Center, Inc.
(17) Rating: "AA" from Rating and Investment Information, Inc.

                                                               February 26, 2009
                                                             Ricoh Company, Ltd.